
03058376


sfbc International








PROCESSED
MAY 12 2003
THOMSON
FINANCIAL

SFBC covers the generations.

Annual Report 2002

Consolidated Statement of Earnings Data

Financial Highlights

in thousands

	1998	1999	2000	2001	2002
Net Revenue	$ 5,870	$ 8,309	$ 19,694	$ 31,471	**$ 64,740**
Income before income taxes	508	661	3,393	6,095	**10,310**
Provision for income taxes		410	1,342	2,276	**2,442**
Net Income	508	251	2,051	3,819	**7,868**


Revenue
$'s in thousands
CAGR = 82.2%
(1998 to 2002)
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$4,262
$5,870
$8,309
$19,694
$31,471
$64,740
1997
1998
1999
2000
2001
2002


Net Income
$'s in thousands
CAGR = 123%
(1998 to 2002)
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
($102)
$317
$393
$2,051
$3,819
$7,868
1997
1998(1)
1999(2)
2000
2001
2002

(1) 1998 includes pro-forma provision for income taxes
(2) 1999 excludes $256k in one-time charges.


12 Month Trailing Sales
$'s in thousands
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
3/00
6/00
9/00
12/00
3/01
6/01
9/01
12/01
3/02
6/02
9/02
12/02


12 Month Trailing Net Income
$'s in thousands
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
12/99
3/00
6/00
9/00
12/00
3/01
6/01
9/01
12/01
3/02
6/02
9/02
12/02


Lisa Krinsky, M.D.
Chairman of the Board and President


Arnold Hantman, CPA
Chief Executive Officer


Dr. Gregory B. Holmes
Executive Vice President for Clinical Operations


David Natan, CPA
Vice President and Chief Financial Officer

Dear Shareholder:



2002 was an unprecedented year in SFBC's history. We remained committed to delivering the highest quality service to our clients while increasing value for our shareholders. During the year SFBC achieved several significant milestones that have further solidified our position within the drug development services industry. These milestones include: our continued strong financial performance; organic growth; the successful integration of several highly complimentary and acquisitions; and the expansion of our capacity and capabilities to meet growing client demand.

We believe our financial results validate the strength of our business model:

- Revenue increased 106 percent to $64.7 million from $31.5 million for 2001.
- Gross margins of 43.3 percent compared with gross margins of 42.3 percent in the prior year period.
- Net earnings increased 106 percent to $7.9 million compared to $3.8 million for 2001.
- Earnings per fully diluted share increased to $1.05 compared to $0.81
- Secured a $10 million line of credit from Wachovia Bank, National Association.
- Ended the year with approximately $8.75 million in cash and virtually no debt on the balance sheet.
- Strong cash flow

SFBC is a company that serves people. We serve our clients, which include prominent pharmaceutical and biotechnology companies, by working closely with them to move drug candidates through the clinical development process to gain FDA approval and bring them to market as quickly and cost-effectively as possible. We serve the public by enabling our clients to bring new and improved products to market that address the health care needs of families and improve the quality of life for the general public. We serve our shareholders by building our reputation within the industry, which enables us to continue to deliver strong operational and financial results.

To extend our reach and build a stronger organization, we have completed several acquisitions since our founding, including Anapharm and New Drug Services in 2002. We are now effectively positioned within the marketplace as a comprehensive, full service drug development company for pharmaceutical and biotechnology companies. We can manage a drug's development process from the first time in a human through filing the regulatory submission with the U.S. Food and Drug Administration (FDA). We have already seen a high demand from both new and existing clients who are pleased to be able to outsource all of their drug development needs to one company that can provide a broad range of service offerings while delivering superior quality results.



"While the price of admission to the pharmaceutical/biotechnology industry has been scientific excellence, the reason for our success has been our reliable people. We offer total involvement and total commitment, with a personal touch. Our dedicated scientific personnel have the extensive expertise and pharmaceutical background to deliver the highest quality results."

Lisa Krinsky, M.D.
Chairman and President

Industry Trends

The drug development services industry has continued to advance as pharmaceutical and biotechnology companies look for solutions to decrease the time and cost to develop drugs. According to industry sources, the average cost of developing a drug exceeds $500 million and on average takes almost 15 years. To support the need to drive new pharmaceutical and generic products quickly, efficiently and accurately through the pipeline, outsourcing to clinically superior drug development services companies, like SFBC, becomes a cost-effective, and ultimately, critical component for our clients' business success.

In 2000, $5.6 billion in trials were outsourced and this number is anticipated to grow between 14% and 17% per year. This increase in the number of trials outsourced is driven by a lack of infrastructure throughout our target client base, for both fixed capital and employee expertise, as well as regulatory trends that are requiring more defined clinical protocols and larger trial sizes to ensure safety and efficacy.

An extremely visible concern for the pharmaceutical industry is that $41 billion dollars of branded drugs will come off patent by 2005. This drives our growth in two ways – (1) large pharmaceutical companies need to increase the number and speed at which they can file New Drug Applications (NDAs) and (2) generic companies are rapidly looking for opportunities to create substitute products.

To make the most of these opportunities, SFBC is focused on the following operational goals:

Building long-term value: This translates into strengthening our operations, brand, and competitive position. We will also invest prudently for the future, enhance our client value proposition and avoid near-term wins that have negative longer-term consequences.



Marc LeBel, Pharm. D.
President and CEO
SFBC Canada, Inc.



Michael Adams, Pharm. D.
President and CEO
SFBC New Drug Services, Inc.

Driving organic growth and complimentary acquisitions: We will focus on attracting and retaining profitable clients, controlling costs and optimizing returns on investment for all spending. In addition, we will continue to look for acquisition opportunities that fit strategically into our business model.



Allan Xu, Ph D.
President
SFBC Analytical Laboratories, Inc



Barrie Phillips, Ph D.
President
SFBC Ft. Myers, Inc

Generating cash flow: We will remain dedicated to this goal by increasing our earnings, optimizing the management of working capital and executing on thoughtful and carefully developed capital spending.

By building on our operating strengths, we can meet, if not exceed, shareholder expectations and deliver greater value.



"We have brought together the resources of some of the most well-respected firms that the industry has trusted as independent organizations to form a comprehensive drug development company. Each of our acquisitions remain focused on providing the same quality of work from the same employees, only now we offer an even broader range of services."

Arnold Hantman
Chief Executive Officer

SFBC Strengths

We experienced increased client diversification in 2002, with no one customer accounting for more than 10 percent of our revenue. The acquisitions of Anapharm and New Drug Services also expanded our client diversity and now our offerings appeal to branded and generic pharmaceutical companies, biotechnology companies and other drug development outsourcing companies.

In 2002, SFBC continued to deliver on one of our most important competitive advantages for our customers – our reputation for never failing to recruit for a trial on or ahead of schedule. As we have discussed previously, this is key to our customers and the industry, where recruiting problems delay 78% of all clinical trials in the industry.

We continually expand our database, which includes healthy populations, as well as many of the most challenging special populations where we have expertise, such as Cardiac, Diabetes, Dermatology, Pediatrics, and Post Menopausal Women. The strength of our databases enable us to speed the process of recruitment, while driving down costs, reducing lead-time to dosing, and facilitating our ability to conduct larger trials. All of these elements are critical to our clients who have a very high opportunity cost for delays.

Aquisitions

We began the year with approximately $40 million in cash and cash equivalents, which included the successful completion of our secondary offering in December 2001. The strength of our balance sheet enabled us to aggressively pursue several key acquisitions to round out our portfolio of services. During the year, we successfully closed and integrated two acquisitions, Anapharm in March and New Drug Services in September. These acquisitions, combined with our position as a leader in early clinical development outsourcing, helped the company achieve its most profitable year in our 18-year history. In addition, these acquisitions have expanded our service offerings to enable SFBC to better meet our clients' needs, which includes our clients' interest to work more closely with SFBC from early drug testing in human through filing the results with the Food and Drug Administration.



"We created a new brand identity to unify SFBC's reputation for delivering the highest quality. The distinct "pill shape" design of the new logo makes our identity instantly recognizable and separates SFBC from our competition."

Gregory B Holmes, Pharm.D.
Executive Vice President for
Clinical Operations

Anapharm

On March 18, 2002, we acquired Anapharm, Inc. which was the largest privately-held Canadian provider of drug development services. Anapharm derives approximately 50% of its revenues from each of Phase I clinical trials and bioanalytical laboratory services. As a result of the acquisition, we gained a substantial number of new clients primarily generic drug manufacturers located in North America, Europe and Asia.



New Drug Services

Through the acquisition of New Drug Services, we now offer regulatory expertise, and Biostatistics and Data Management services. New Drug Services possesses substantial technical experience in three functional areas: early clinical pharmacology research; Biostatistics and Data Management; and Regulatory and Drug application (NDA) services.



Based on the success of our previous acquisitions, we remain open to future acquisitions that meet our stringent clinical, operational and financial requirements. The companies must be immediately accretive, while enhancing our expertise in therapeutic areas or geographical regions, building our management strength and our reach into existing and new customers. We believe that the market for early clinical development companies is highly fragmented and we have an active pipeline of acquisition candidates that we are currently pursuing.

Expansion

We operate two new state-of-the-art clinical laboratories. We opened our first laboratory in Miami, Florida in December 2001 and the second laboratory in Montreal, Canada in February 2003. The Miami facility serves all of our United States facilities and enables us to screen clinical trial subjects more quickly and efficiently than in the past as well as providing more enhanced services to our clients. We outsourced approximately $1 million in central laboratory work in 2001. Our goal for 2002 was to exceed this $1 million mark for our internal operations.

With the Miami lab, we were able to improve the quality of our lab results and surpass the $1 million mark by the third quarter of 2002. We expect to operate the Montreal facility in a similar manner in Canada.

In April 2003, we opened a new Fort Myers, Florida Phase I and Phase II 20,000 sq. ft. facility with a 120-bed capacity. Based on our capacity issues and clients' desires, we moved from a smaller Fort Myers facility with 7,500 square feet and 48 beds.

Conclusion

Today SFBC is one of the leading providers of Phase I and Phase II clinical trials in North America as well as a provider of specialized Phase III and Phase IV trial management services. The company currently provides cost-effective, accurate information to more than 100 of the largest branded and generic pharmaceutical and biotechnology companies globally. With a total of more than 880 beds and 13 discrete clinical units, SFBC's facilities are located in Miami and Fort Myers, Florida; Charlotte, North Carolina; Kennett Square and Philadelphia, Pennsylvania; and Montreal and Quebec City, Canada. These sites include two state-of-the-art-bio-analytical laboratories and two clinical laboratories. The Company has significant experience recruiting some of the most challenging special populations, including geriatrics, pediatrics, post-menopausal women, cardiac disease, diabetes, kidney disease, ophthalmology, dermatology and HIV.

"The seamless integration of our companies has created a stronger, more competitive drug development services provider that is sensitive and responsive to the rapid pace required by the market; which is evident by our results."

Dr. Marc LeBel, Pharm.D.
Chief Executive Officer and
President of SFBC Anapharm





"The opportunity provided by SFBC's entrepreneurial approach, diverse customer base and strong reputation in the industry offered us an unprecedented opportunity to maximize the growth potential for the services we offer."

Michael P. Adams, Pharm.D
President of SFBC
New Drug Services

We were pleased to be recognized in 2002 by some prestigious organizations for our achievements. Dr. Lisa Krinsky was honored as Ernst & Young's 2002 Florida Entrepreneur of the Year in the Health and Sciences Division. SFBC was ranked by Forbes as one of the 200 Best Small Companies in America for 2002. We were also named one of Florida Trend's Top 250 Public Companies in 2002. We believe that these awards are a reflection of the efforts of our executive team, clinical staff and all the employees at SFBC who have worked diligently to make us one of the renowned names in the drug development services industry.

In conclusion, all of us at SFBC are extremely proud of our accomplishments in 2002. Our record results for the year and the positive momentum that exists entering 2003 validates the company's growth initiatives. Going forward, we continue to see excellent opportunities to bolster our strong base of operations in early clinical development, as well as pursuing opportunities to expand market share with our newer services, such as bioanalytical labs, biostatistics and data management, and regulatory and drug submission services. We will continue to focus on providing the highest quality clinical development research services to our clients worldwide, increasing revenue and earnings growth internally and through acquisitions, and maintaining strong cash flow in 2003.

Sincerely,

Lisa Krinsky, M.D.
Chairman and President

Arnold Hantman
Chief Executive Officer

Board of Directors

Lisa Krinsky, M.D.
Chairman of the Board and President

Arnold Hantman, CPA
Director and Chief Executive Officer

Jack Levine, CPA
Director

Leonard Weinstein, Ph D.
Director

David Lucking
Director

Executive Officers and Senior Management

Lisa Krinsky, M.D.
Chairman of the Board and President

Arnold Hantman, CPA
Director and Chief Executive Officer

Gregory Holmes, Pharm. D.
ABCP, FCP
Executive Vice President

David Natan, CPA
Vice President of Finance and Chief Financial Officer

Ramiro Casañas, MBA
Chief Accounting Officer

Marc LeBel, Pharm. D.
President and CEO
SFBC Canada, Inc.

Johane Boucher-Champagne, DSA
Chief Operating Officer
SFBC Canada, Inc.

Michael P. Adams, Pharm. D.
President and CEO
SFBC New Drug Services, Inc.

Ray R. Carr, RPh
Executive Vice President and Chief Operating Officer
SFBC New Drug Services, Inc.

George Gessner, MBA
Vice President of Business Development

Barrie Phillips, Ph D.
President
SFBC Ft. Myers, Inc.

Francois Vallee, M.Sc.
Vice President
Bioanalysis Division
SFBC Canada, Inc.

Allan Xu, Ph D.
President
SFBC Analytical Laboratories
Philadelphia

Thomas Pillsworth, M.Sc., Ph D.
Vice President of Business Development

Shareholder Information

Corporate Office
SFBC International, Inc.
11190 Biscayne Blvd.
Miami, FL 33181 USA
Tel: (305) 895-0304
Fax: (305) 895-8616
www.sfbci.com

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
2 Broadway
New York, NY 10004
Tel: (212) 509-4000
Fax: (212) 509-5150

Independent Auditors
Grant Thornton, LLP
2700 S. Commerce Parkway
Suite 300
Weston, FL 33331
Tel: (954) 768-9900
Fax: (954) 768-9908

Legal Counsel
Michael Harris, P.A.
1555 Palm Beach Lakes Boulevard
Suite 310
West Palm Beach, FL 33401
Tel: (561) 478-7077
Fax: (561) 478-1817
mharris@flseclaw.com

Investor Relations
Evan Smith, CFA / Erica Pettit
KCSA Worldwide
800 Second Avenue
New York, NY 10017
Tel: (212) 682-6300
Fax: (212) 697-0910

Ana Lopez
Tel: (305) 895-0304
Fax: (305) 895-8616
alopez@sfbci.com

Annual Report and Form 10KSB
A copy of the Company's Form 10-KSB filed with the Securities and Exchange Commission, which is provided in this Annual Report is available with out charge upon request. Please contact:
SFBC Investor Relations
Ana Lopez
Tel: (305) 895-0304

Annual Meeting
The annual meeting of shareholders will be held at 11:00am on Thursday, June 12, 2003 at the Sheraton Bal Harbour, 9701 Collins Avenue, Bal Harbour, FL 33154.

SFBC International
A NASDAQ listed company
"SFCC"-common stock symbol


sfbc International

Corporate Headquarters
11190 Biscayne Blvd. Miami, FL 33181 USA
Ph: 305.895.0304 Fx: 305.895.8616
www.sfbci.com